Exhibit 99.3

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(unaudited)

September 30, 2020

Q3 Financial Report	1	September 30, 2020

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at	As at
	September 30, 2020	December 31, 2019
[in thousands of Canadian dollars]	$	$
ASSETS
Current
Cash and cash equivalents	209,329	118,360
Client and trust funds on deposit	485,179	364,964
Investments [note 8]	123,198	138,412
Accounts receivable and prepaid expenses	187,673	170,156
Income taxes receivable	—	25,841
Total current assets	1,005,379	817,733
Capital assets, net	48,070	45,954
Right-of-use assets [note 5]	45,979	44,882
Intangibles [note 2]	3,817,046	3,388,482
Other assets [note 8]	127,422	70,755
Total assets	5,043,896	4,367,806
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	219,826	245,267
Current portion of provision for other liabilities [note 4]	50,341	14,643
Dividends payable [note 7]	75,499	79,845
Client and trust funds payable	492,907	368,348
Income taxes payable	73,040	—
Current portion of long-term debt [note 3]	393,891	449,509
Current portion of lease liabilities [note 5]	12,693	11,348
Total current liabilities	1,318,197	1,168,960
Long-term debt [note 3]	1,568,507	1,154,985
Provision for other liabilities [note 4]	77,100	18,493
Deferred income taxes	462,282	464,841
Lease liabilities [note 5]	59,645	61,171
Total liabilities	3,485,731	2,868,450
Equity
Share capital [note 6(a)]	1,842,001	1,944,311
Contributed surplus	27,191	23,435
Deficit	(340,664)	(474,013)
Accumulated other comprehensive income (loss)	(6,365)	255
Total equity attributable to the shareholders of the Company	1,522,163	1,493,988
Non-controlling interests [note 2]	36,002	5,368
Total equity	1,558,165	1,499,356
Total liabilities and equity	5,043,896	4,367,806

(see accompanying notes)

On behalf of the Board of Directors:
	William T. Holland Director	Tom P. Muir Director

Q3 Financial Report	2	September 30, 2020

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)

For the three-month period ended September 30

	2020	2019
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Management fees	410,434	448,437
Administration fees	86,773	73,192
Redemption fees	1,698	2,649
Realized and unrealized gain (loss) on investments	4,775	(1,229)
Other income	5,671	5,537
	509,351	528,586
EXPENSES
Selling, general and administrative [note 11]	108,809	124,566
Trailer fees	127,969	139,123
Investment dealer fees	60,264	51,690
Deferred sales commissions	1,437	2,628
Amortization and depreciation [note 12]	11,012	8,165
Interest and lease finance [notes 3 and 5]	17,285	13,812
Other [note 4]	6,240	2,426
	333,016	342,410
Income before income taxes	176,335	186,176

Provision for income taxes
Current	41,182	55,619
Deferred	4,920	(8,239)
	46,102	47,380
Net income for the period	130,233	138,796
Net loss attributable to non-controlling interests	(360)	(164)
Net income attributable to shareholders	130,593	138,960

Other comprehensive loss, net of tax
Exchange differences on translation of foreign operations	(6,753)	(13)
Total other comprehensive loss, net of tax	(6,753)	(13)
Comprehensive income for the period	123,480	138,783
Comprehensive loss attributable to non-controlling interests	(360)	(164)
Comprehensive income attributable to shareholders	123,840	138,947
Basic earnings per share attributable to shareholders [note 6(e)]	$0.62	$0.60
Diluted earnings per share attributable to shareholders [note 6(e)]	$0.61	$0.60

(see accompanying notes)

Q3 Financial Report	3	September 30, 2020

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)

For the nine-month period ended September 30

	2020	2019
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Management fees	1,219,889	1,341,840
Administration fees	238,825	214,334
Redemption fees	6,301	8,811
Realized and unrealized gain (loss) on investments	(2,688)	7,772
Other income	21,759	13,456
	1,484,086	1,586,213
EXPENSES
Selling, general and administrative [note 11]	332,756	375,461
Trailer fees	380,025	416,443
Investment dealer fees	166,328	150,866
Deferred sales commissions	6,125	10,367
Amortization and depreciation [note 12]	29,645	24,652
Interest and lease finance [notes 3 and 5]	47,661	41,218
Other [note 4]	21,019	41,482
	983,559	1,060,489
Income before income taxes	500,527	525,724

Provision for income taxes
Current	127,211	147,280
Deferred	3,425	(11,826)
	130,636	135,454
Net income for the period	369,891	390,270
Net loss attributable to non-controlling interests	(1,080)	(577)
Net income attributable to shareholders	370,971	390,847

Other comprehensive loss, net of tax
Exchange differences on translation of foreign operations	(6,620)	(42)
Total other comprehensive loss, net of tax	(6,620)	(42)
Comprehensive income for the period	363,271	390,228
Comprehensive loss attributable to non-controlling interests	(1,080)	(577)
Comprehensive income attributable to shareholders	364,351	390,805
Basic earnings per share attributable to shareholders [note 6(e)]	$1.72	$1.65
Diluted earnings per share attributable to shareholders [note 6(e)]	$1.71	$1.64

(see accompanying notes)

Q3 Financial Report	4	September 30, 2020

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

For the nine-month period ended September 30

	Share capital [note 6(a)]	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Non- controlling interests	Total equity
[in thousands of Canadian dollars]	$	$	$	$	$	$	$
Balance, January 1, 2020	1,944,311	23,435	(474,013)	255	1,493,988	5,368	1,499,356
Comprehensive income	—	—	370,971	(6,620)	364,351	(1,080)	363,271
Dividends declared [note 7]	—	—	(113,193)	—	(113,193)	—	(113,193)
Shares repurchased, net of tax	(104,790)	—	(121,056)	—	(225,846)	—	(225,846)
Business combination [note 2]	—	—	(3,373)	—	(3,373)	31,714	28,341
Issuance of share capital for equity-based plans, net of tax	2,480	(2,480)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	6,236	—	—	6,236	—	6,236
Change during the period	(102,310)	3,756	133,349	(6,620)	28,175	30,634	58,809
Balance, September 30, 2020	1,842,001	27,191	(340,664)	(6,365)	1,522,163	36,002	1,558,165

Balance, January 1, 2019	2,125,130	25,270	(730,663)	277	1,420,014	2,849	1,422,863
Comprehensive income	—	—	390,847	(42)	390,805	(577)	390,228
Dividends declared [note 7]	—	—	7,354	—	7,354	(875)	6,479
Shares repurchased, net of tax	(134,300)	—	(169,021)	—	(303,321)	—	(303,321)
Business combination [note 2]	—	—	—	—	—	4,266	4,266
Issuance of share capital for equity-based plans, net of tax	2,857	(2,857)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	8,316	—	—	8,316	—	8,316
Change during the period	(131,443)	5,459	229,180	(42)	103,154	2,814	105,968
Balance, September 30, 2019	1,993,687	30,729	(501,483)	235	1,523,168	5,663	1,528,831

(see accompanying notes)

Q3 Financial Report	5	September 30, 2020

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30

	2020	2019
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	130,233	138,796
Add (deduct) items not involving cash
Realized and unrealized loss (gain) on investments	(4,775)	1,229
Equity-based compensation	2,779	4,789
Amortization and depreciation	11,012	8,165
Deferred income taxes	4,920	(8,239)
Loss on repurchase of long-term debt	194	—
Cash provided by operating activities before net change in operating assets and liabilities	144,363	144,740
Net change in operating assets and liabilities	(4,228)	(17,044)
Cash provided by operating activities	140,135	127,696

INVESTING ACTIVITIES
Purchase of investments	(82)	(1,652)
Proceeds on sale of investments	1	11,107
Additions to capital assets	(1,525)	(1,580)
Decrease (increase) in other assets	(42,270)	457
Additions to intangibles	(2,935)	(1,075)
Acquisition of subsidiaries, net of cash acquired [note 2]	(269,025)	—
Cash provided by (used in) investing activities	(315,836)	7,257

FINANCING ACTIVITIES
Repayment of long-term debt	—	(304,500)
Issuance of long-term debt	—	348,029
Repurchase of long-term debt	(25,985)	—
Repurchase of share capital	(77,713)	(150,184)
Payment of lease liabilities	(2,995)	(2,837)
Dividends paid to shareholders [note 7]	(38,574)	(42,461)
Cash used in financing activities	(145,267)	(151,953)
Net decrease in cash and cash equivalents during the period	(320,968)	(17,000)
Cash and cash equivalents, beginning of period	530,297	136,894
Cash and cash equivalents, end of period	209,329	119,894
(*) Included in operating activities are the following:
Interest paid	17,350	12,418
Income taxes paid	7,839	69,632

(see accompanying notes)

Q3 Financial Report	6	September 30, 2020

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the nine-month period ended September 30

	2020	2019
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	369,891	390,270
Add (deduct) items not involving cash
Realized and unrealized loss (gain) on investments	2,688	(7,772)
Equity-based compensation	8,393	11,202
Amortization and depreciation	29,645	24,652
Deferred income taxes	3,425	(11,826)
Impairment loss on intangibles [note 4]	—	6,442
Loss on repurchase of long-term debt	388	—
Cash provided by operating activities before net change in operating assets and liabilities	414,430	412,968
Net change in operating assets and liabilities	50,286	(11,959)
Cash provided by operating activities	464,716	401,009

INVESTING ACTIVITIES
Purchase of investments	(14,993)	(9,014)
Proceeds on sale of investments	21,070	26,179
Additions to capital assets	(10,766)	(9,864)
Increase in other assets	(49,319)	(19,224)
Additions to intangibles	(11,035)	(2,718)
Acquisition of subsidiaries, net of cash acquired [note 2]	(310,756)	(23,572)
Cash used in investing activities	(375,799)	(38,213)

FINANCING ACTIVITIES
Repayment of long-term debt	(35,000)	(591,500)
Issuance of long-term debt	447,597	656,029
Repurchase of long-term debt	(55,985)	—
Repurchase of share capital	(228,101)	(305,766)
Payment of lease liabilities	(8,919)	(8,305)
Dividends paid to shareholders [note 7]	(117,540)	(129,645)
Dividends paid to non-controlling interests	—	(875)
Cash provided by (used in) financing activities	2,052	(380,062)
Net increase (decrease) in cash and cash equivalents during the period	90,969	(17,266)
Cash and cash equivalents, beginning of period	118,360	137,160
Cash and cash equivalents, end of period	209,329	119,894
(*) Included in operating activities are the following:
Interest paid	46,145	38,770
Income taxes paid	28,383	162,605

(see accompanying notes)

Q3 Financial Report	7	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

CI Financial Corp. [“CI”] is a publicly listed company (TSX: CIX) incorporated under the laws of the Province of Ontario and has its registered office and principal place of business located at 2 Queen Street East, Toronto, Ontario.

CI’s primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, exchange-traded funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim condensed consolidated financial statements of CI have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”] and on a basis consistent with the accounting policies disclosed in the annual audited consolidated financial statements for the year ended December 31, 2019.

These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of CI on November 11, 2020.

BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements of CI have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. CI’s presentation currency is the Canadian dollar, which is CI’s functional currency. The notes presented in these unaudited interim condensed consolidated financial statements include, in general, only significant changes and transactions occurring since CI’s last year-end, and are not fully inclusive of all disclosures required by International Financial Reporting Standards [“IFRS”] for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2019.

BASIS OF CONSOLIDATION

The unaudited interim condensed consolidated financial statements include the accounts of CI and all its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities over which CI has control, when CI has the power, directly or indirectly, to govern the financial and operating policies of an entity, is exposed to variable returns from its activities, and is able to use its power to affect such variable returns to which it is exposed.

CI’s principal subsidiaries are as follows:

•      CI Investments Inc. [“CI Investments”], Assante Wealth Management (Canada) Ltd. [“AWM”], CI Investment Services Inc. [“CI Investment Services”, formerly BBS Securities Inc.] and their respective subsidiaries. Effective July 1, 2019, First Asset Investment Management Inc. amalgamated with CI Investments.

Q3 Financial Report	8	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

•      CI holds a controlling interest in GSFM Pty Limited [“GSFM”] with put and call options over the remaining minority interest. CI considers the non-controlling interest in GSFM to have already been acquired and consolidates 100% of the income and comprehensive income in the unaudited interim condensed consolidated statements of income and comprehensive income. GSFM has an interest in a joint arrangement classified as a joint operation. The unaudited interim condensed consolidated financial statements include GSFM’s recognition of its share of the joint operation’s assets, liabilities, income and comprehensive income.

•      For subsidiaries where CI holds a controlling interest, a non-controlling interest is recorded in the unaudited interim condensed consolidated statements of income and comprehensive income to reflect the non-controlling interest’s share of the income and comprehensive income, and a non-controlling interest is recorded within equity in the interim unaudited condensed consolidated statements of financial position to reflect the non-controlling interest’s share of the net assets.

Hereinafter, CI and its subsidiaries are referred to as CI.

2.    BUSINESS ACQUISITION

WealthBar Financial Services Inc.

On January 23, 2019, CI acquired 75% of the outstanding shares and debt obligations of WealthBar Financial Services Inc. [“WealthBar”] and on May 14, 2020, acquired the remaining 25% of the outstanding shares, for all cash consideration. WealthBar provides a leading Canadian online wealth management and financial planning platform. The acquisition was accounted for using the acquisition method of accounting. The fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment.

Snap Projections Inc.

On October 16, 2019, WealthBar acquired 100% of the outstanding shares of Snap Projections Inc., a Canadian financial and retirement software provider. The acquisition was accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction.

CI ETF Investment Management Inc.

On February 19, 2020, CI acquired 100% of the outstanding shares and debt obligations of CI ETF Investment Management Inc. [“CI ETF”], formerly WisdomTree Asset Management Canada, Inc., an investment fund manager of Canadian exchange-traded funds. The acquisition was accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed, and the results of operations have been consolidated from the date of the transaction and are included in the asset management segment. Effective July 1, 2020, CI ETF amalgamated with CI Investments.

Q3 Financial Report	9	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

U.S. Registered Investment Advisors

During the nine-month period ended September 30, 2020, CI acquired controlling interests in the following registered investment advisory firms, together [“U.S. RIAs”], for cash consideration of $306,062 and contingent consideration of $89,836.

•     Surevest LLC

•     OCM Capital Partners LLC

•     The Cabana Group, LLC

•     Balasa Dinverno Foltz LLC

The estimated fair values of the assets acquired and liabilities assumed, and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment.

Details of the net assets acquired year-to-date, at fair value, are as follows:

$
Cash and cash equivalents	4,751
Accounts receivable and prepaid expenses	1,571
Capital assets	760
Right-of-use assets	7,612
Fund administration contracts	234,394
Intangibles	137
Accounts payable and accrued liabilities	(6,532)
Lease liabilities	(8,399)
Fair value of identifiable net assets	234,294
Non-controlling interest	(34,021)
Goodwill on acquisition	195,625
Total acquired cost	395,898

The acquired fund administration contracts with a fair value of 234,394 have a finite life of 12 years. The goodwill on acquisition is deductible for income taxes and has been attributed to the wealth management segment.

On July 2, 2020, CI completed the acquisition of a minority interest in Congress Wealth Management LLC [“Congress”]. The acquisition of Congress has been accounted for using the equity method of accounting.

AWM Dorval

On September 30, 2020, AWM completed the acquisition of a minority interest in AWM’s Dorval, Quebec operation [“AWM Dorval”]. The acquisition of AWM Dorval has been accounted for using the equity method of accounting.

Q3 Financial Report	10	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

Subsequent events

On September 21, 2020, CI reached an agreement to acquire full ownership of Bowling Portfolio Management LLC, a woman-owned registered investment advisory firm. The details of the    acquisition are being finalized and is expected to close before December 31, 2020.

On October 19, 2020, OCM Capital Partners LLC, closed the previously announced acquisition of Thousand Oaks Financial Corporation, a registered investment advisory firm for all cash consideration.

On October 19, 2020, CI closed the previously announced majority stake acquisition of Aligned Capital Partners Inc., a Canadian full-service investment advisory firm, for cash consideration and the issuance of 855 thousand shares of CI.

On November 3, 2020, CI reached an agreement to acquire a majority interest in Stavis & Cohen, a woman-owned registered investment advisory firm. The details of the acquisition are being finalized and is expected to close before December 31, 2020.

On November 5, 2020, CI reached an agreement to acquire 100% of Doyle Wealth Management, Inc., a registered investment advisory firm. The details of the acquisition are being finalized and is expected to close before December 31, 2020.

On November 11, 2020, CI reached an agreement to acquire 100% of The Roosevelt Investment Group, Inc. a registered investment advisory firm. The details of the acquisition are being finalized and is expected to close before December 31, 2020.

3.     LONG-TERM DEBT

Long-term debt consists of the following:

	As at	As at
	September 30, 2020	December 31, 2019
	$	$
Credit facility
Banker’s acceptances	—	35,000
	—	35,000

Debenture principal amount	Interest rate	Issued date	Maturity date
$394 million [2019 - $450 million]	2.645%	December 7, 2015	December 7, 2020	393,891	449,509
$200 million	2.775%	November 25, 2016	November 25, 2021	199,692	199,512
$325 million	3.520%	July 20, 2018	July 20, 2023	323,862	323,616
$350 million	3.215%	July 22, 2019	July 22, 2024	348,365	348,101
$450 million	3.759%	May 26, 2020	May 26, 2025	447,731	—
$250 million	3.904%	September 27, 2017	September 27, 2027	248,857	248,756
				1,962,398	1,569,494
Long-term debt				1,962,398	1,604,494
Current portion of long-term debt				393,891	449,509

Q3 Financial Report	11	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

Credit facility

CI has a $700,000 revolving credit facility with three Canadian chartered banks. Loans are made by the banks under a three-year revolving credit facility, with the outstanding principal balance due upon maturity on December 11, 2021. CI is within its financial covenants with respect to its credit facility, which requires that the funded debt to annualized EBITDA (earnings before interest, taxes, depreciation and amortization) ratio remains below 3:1 and that CI’s assets under management not fall below $85 billion, calculated based on a rolling 30-day average. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms.

Debentures

During the nine months ended September 30, 2020, CI repurchased $55,985 principal amount of debentures due December 7, 2020 at an average price of 100.693 and recorded a loss of $388, included in other income.

On May 26, 2020, CI completed an offering pursuant to which it issued $450,000 principal amount of debentures due May 26, 2025 at par [the “2025 Debentures”]. Interest on the 2025 Debentures is paid semi-annually in arrears at a rate of 3.759%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility.

On July 22, 2019, CI completed an offering pursuant to which it issued $350,000 principal amount of debentures due July 22, 2024 at par [the “2024 Debentures”]. Interest on the 2024 Debentures is paid semi-annually in arrears at a rate of 3.215%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility.

On February 2, 2017, CI entered into an interest rate swap agreement with a Canadian chartered bank to swap the semi-annual fixed rate payments on the debentures due November 25, 2021 for floating rate payments. As at September 30, 2020, the fair value of the interest rate swap agreement was an unrealized gain of $2,583 and is included in long-term debt in the unaudited interim condensed consolidated statements of financial position.

4.	PROVISION FOR OTHER LIABILITIES AND CONTINGENCIES

CI is a party to a number of claims, proceedings and investigations, including legal, regulatory and tax, in the ordinary course of its business. Due to the inherent uncertainty involved in these matters, it is difficult to predict the final outcome or the amount and timing of any outflow related to such matters. Based on current information and consultations with advisors, CI does not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on its financial position or on its ability to continue normal business operations.

CI has made provisions based on current information and the probable resolution of such contingent consideration, claims, proceedings and investigations as well as for amounts payable in connection with business acquisitions and severance. The movement in amounts provided for contingent liabilities and related expenses during the nine months ended September 30, 2020 and the year ended December 31, 2019, are as follows:

Q3 Financial Report	12	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

	9 months ended	Year ended
	September 30, 2020	December 31, 2019
	$	$
Provision for other liabilities, beginning of period	33,136	34,768
Additions	106,187	35,214
Amounts used	(11,852)	(36,504)
Amounts reversed	(30)	(342)
Provision for other liabilities, end of period	127,441	33,136
Current portion of provision for other liabilities	50,341	14,643

Provision for other liabilities primarily includes the following:

LITIGATION

CI is a defendant to certain lawsuits of which two are class action lawsuits related to events and transactions that gave rise to a settlement agreement with the Ontario Securities Commission [“OSC”] in 2004. Although CI continues to believe that this settlement fully compensated investors affected by frequent trading activity, a provision has been made based on the probable resolution of these claims and related expenses.

CI maintains insurance policies that may provide coverage against certain claims. Amounts receivable under these policies are not accrued for unless the realization of income is virtually certain. During the three and nine months ended September 30, 2020, no insurance proceeds were received related to the settlement of legal claims.

PUT OPTION AND CONTINGENT CONSIDERATION

Included in provision for other liabilities as at September 30, 2020, is a provision for the fair value of the put option granted to minority interest shareholders for the acquisition of GSFM of $7,584, including foreign exchange translation adjustments [December 31, 2019 – $7,573].

The acquisitions of CIETF, Congress and the U.S. RIAs includes contingent consideration of $103,426, including foreign exchange translation adjustments, which has been included in provision for other liabilities as at September 30, 2020.

RESTRUCTURING

During the three months ended March 31, 2020, CI recorded an additional provision of $8,500 related to severance. During the three months ended June 30, 2019, CI recorded an initial provision of $35,000 related to severance and the write-down of software intangibles that were retired. As at September 30, 2020, a provision of nil remains [December 31, 2019 – $6,485].

As at September 30, 2020, a provision of nil remains for the restructuring, integration and legal costs related to the acquisition of Sentry and CI Investment Services [December 31, 2019 – $2,400].

REMEDIATION

In 2015, CI discovered an administrative error and recorded a provision of $10,750, net of recoveries for the cost to

Q3 Financial Report	13	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

remediate. As at September 30, 2020, a net recovery of $3,934 remains [December 31, 2019 – $3,793].

5.	LEASES

The following shows the carrying amounts of CI’s right-of-use assets and lease liabilities, and the movements during the nine-month period ended September 30, 2020:

	Right-of-use assets
	Property leases	Equipment leases	Total	Lease liabilities
	$	$	$	$
As at January 1, 2020	43,711	1,171	44,882	72,519
Additions & modifications	8,265	183	8,448	8,960
Depreciation expense	(6,486)	(676)	(7,162)	—
Interest expense	—	—	—	2,183
Payments	—	—	—	(11,101)
Translation	(190)	1	(189)	(223)
As at September 30, 2020	45,300	679	45,979	72,338

During the nine-month period ended September 30, 2020, CI recognized rent expenses from short-term leases of $261, leases of low-value assets of $26 and variable lease payments of $9,832 [nine-month period ended September 30, 2019 – expenses of $674, $142 and $9,565, respectively].

Included in other income for the nine-month period ended September 30, 2020, is finance income of $69 received from sub-leasing right-of-use assets [nine-month period ended September 30, 2019 – $70].

Q3 Financial Report	14	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

6.	SHARE CAPITAL

A summary of the changes to CI’s share capital for the period is as follows:

[A] AUTHORIZED AND ISSUED

	Number of shares	Stated value
	[in thousands]	$
Authorized
An unlimited number of common shares of CI

Issued
Common shares, balance, December 31, 2018	243,721	2,125,130
Issuance of share capital on vesting of restricted share units	711	12,751
Share repurchases, net of tax	(22,640)	(193,570)
Common shares, balance, December 31, 2019	221,792	1,944,311
Issuance of share capital on vesting of restricted share units	85	1,459
Share repurchases, net of tax	(5,244)	(43,624)
Common shares, balance, March 31, 2020	216,633	1,902,146
Issuance of share capital on vesting of restricted share units	2	35
Share repurchases, net of tax	(2,736)	(23,952)
Common shares, balance, June 30, 2020	213,899	1,878,229
Issuance of share capital on vesting of restricted share units	71	986
Share repurchases, net of tax	(4,251)	(37,214)
Common shares, balance, September 30, 2020	209,719	1,842,001

[B] EMPLOYEE INCENTIVE SHARE OPTION PLAN

CI has an employee incentive share option plan [the “Share Option Plan”], as amended and restated, for the executives and key employees of CI.

No options were granted during the three and nine months ended September 30, 2020. During the year ended December 31, 2019, CI granted 743 thousand options to employees. The fair value method of accounting is used for the valuation of the 2019 share option grants. Compensation expense is recognized over the applicable vesting periods, assuming an estimated average forfeiture rate of 9%, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder are credited to share capital.

Q3 Financial Report	15	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

The fair value of the 2019 option grants was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year of grant	2019	2019
# of options granted [in thousands]	213	530
Vesting terms	At end of year 5	1/3 at end of years 3, 4 and 5
Dividend yield	3.792%	3.792%
Expected volatility (*)	17%	17%
Risk-free interest rate	2.238%	2.182% – 2.238%
Expected life [years]	6.8	5.2 – 6.8
Forfeiture rate	0%	13%
Fair value per stock option	$2.48	$2.23 – $2.48
Exercise price	$18.99	$18.99
(*) Based on historical volatility of CI’s share price.

A summary of the changes in the Share Option Plan is as follows:

	Number of options	Weighted average exercise price
	[in thousands]	$
Options outstanding, December 31, 2018	6,958	32.18
Options exercisable, December 31, 2018	5,789	32.97
Options granted	743	18.99
Options cancelled	(2,117)	34.28
Options outstanding, December 31, 2019	5,584	29.63
Options exercisable, December 31, 2019	4,758	31.26
Options cancelled	(2,275)	33.37
Options outstanding, March 31, 2020	3,309	27.06
Options exercisable, March 31, 2020	2,644	29.03
Options cancelled	(443)	31.88
Options outstanding, June 30, 2020	2,866	26.32
Options exercisable, June 30, 2020	2,208	28.43
Options cancelled	(90)	24.45
Options outstanding, September 30, 2020	2,776	26.38
Options exercisable, September 30, 2020	2,155	28.43

Q3 Financial Report	16	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

Options outstanding and exercisable as at September 30, 2020 are as follows:

Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable
$	[in thousands]	[years]	[in thousands]
18.99	604	8.4	—
27.44	361	1.4	361
28.63	1,760	0.4	1,760
28.67	51	2.4	34
18.99 to 28.67	2,776	2.3	2,155

[C] RESTRICTED SHARE UNITS

CI has an employee restricted share unit plan [the “RSU Plan”] for senior executives and other key employees. Compensation expense is recognized and recorded as contributed surplus based upon the market value of the restricted share units [“RSUs”] at the grant date. Forfeitures of RSUs reduce compensation expense to the extent contributed surplus was previously recorded for such awards. On vesting of RSUs, share capital is credited for the amounts initially recorded as contributed surplus to reflect the issuance of share capital.

During the three and nine months ended September 30, 2020, CI granted 9 and 377 thousand RSUs, respectively [three and nine months ended September 30, 2019 – 214 and 725 thousand RSUs, respectively], including 9 and 27 thousand RSUs granted to reflect dividends declared on the common shares, respectively [three and nine months ended September 30, 2019 – 11 and 28 thousand, respectively]. Also during the three and nine months ended September 30, 2020, 70 and 157 thousand RSUs were exercised, and 4 and 15 thousand RSUs were forfeited, respectively [three and nine months ended September 30, 2019 – 142 and 158 thousand exercised, and 3 and 24 thousand RSUs forfeited, respectively]. During the three and nine months ended September 30, 2020, CI credited contributed surplus for $2,677 and $8,085, respectively, related to compensation expense recognized for the RSUs [three and nine months ended September 30, 2019 – S4,661 and 10,816, respectively]. As at September 30, 2020, 862 thousand RSUs are outstanding [December 31, 2019 – 657 thousand RSUs].

CI uses a Trust to hold CI’s common shares, to fulfill obligations to employees arising from the RSU Plan. The common shares held by the Trust are not considered to be outstanding for the purposes of basic and diluted earnings per share calculations.

[D] DEFERRED SHARE UNITS

The deferred share unit plan [the “DSU Plan”] was established in March 2017, whereby directors may elect to receive all or a portion of their quarterly compensation in either cash or deferred share units [“DSUs”]. The DSUs fully vest on the grant date and an expense is recorded based upon the market value of the DSUs at the grant date with an offset included in accounts payable and accrued liabilities. At the end of each period, the change in the fair value of the DSUs is recorded as an expense with an offset recorded to the liability. DSUs can only be redeemed for cash once the holder ceases to be a director of CI.

Q3 Financial Report	17	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

During the three and nine months ended September 30, 2020, 2.6 and 8.5 thousand DSUs were granted, respectively, and nil DSUs were exercised [three and nine months ended September 30, 2019 – 1.9 and 2.1 thousand DSUs granted, respectively, and nil exercised]. An expense of $33 and $40 was recorded during the three and nine months ended September 30, 2020, respectively [three and nine months ended September 30, 2019 – $89 and $107, respectively]. As at September 30, 2020, included in accounts payable and accrued liabilities, is an accrual of $504 for amounts to be paid under the DSU Plan [December 31, 2019 – $464].

[E] BASIC AND DILUTED EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per common share for the three and nine months ended September 30:

	3 months ended	9 months ended	3 months ended	9 months ended
[in thousands]	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2019
Numerator:
Net income attributable to shareholders of the Company basic and diluted	$130,593	$370,971	$138,960	$390,847

Denominator:
Weighted average number of common shares - basic	211,348	215,684	232,140	237,412
Weighted average effect of dilutive stock options and RSU awards (*)	1,648	1,495	1,094	913
Weighted average number of common shares - diluted	212,996	217,179	233,234	238,325

Net earnings per common share attributable to shareholders
Basic	$0.62	$1.72	$0.60	$1.65
Diluted	$0.61	$1.71	$0.60	$1.64

(*) The determination of the weighted average number of common shares - diluted excludes 2,776 thousand shares related to stock options that were anti-dilutive for the three and nine months ended September 30, 2020 [three and nine months ended September 30, 2019 - 5,637 thousand shares].

[F] MAXIMUM SHARE DILUTION

The following table presents the maximum number of shares that would be outstanding if all the outstanding options were exercised and if all RSU awards vested as at October 31, 2020:

[in thousands]
Shares outstanding at October 31, 2020	209,685
Options to purchase shares	2,755
RSU awards	870
213,310

Q3 Financial Report	18	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

7.	DIVIDENDS

The following dividends were paid by CI during the three and nine months ended September 30, 2020:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
December 31, 2019	January 15, 2020	0.18	39,971
Paid during the three months ended March 31, 2020			39,971
March 31, 2020	April 15, 2020	0.18	38,995
Paid during the three months ended June 30, 2020			38,995
Paid during the six months ended June 30, 2020			78,966
June 30, 2020	July 15, 2020	0.18	38,574
Paid during the three months ended September 30, 2020			38,574
Paid during the nine months ended September 30, 2020			117,540

The following dividends were declared but not paid during the three months ended September 30, 2020:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
September 30, 2020	October 15, 2020	0.18	37,750
December 31, 2020	January 15, 2021	0.18	37,749
Declared and accrued as at September 30, 2020			75,499

The following dividends were paid by CI during the three and nine months ended September 30, 2019:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
December 31, 2018	January 15, 2019	0.18	43,899
Paid during the three months ended March 31, 2019			43,899
March 31, 2019	April 15, 2019	0.18	43,285
Paid during the three months ended June 30, 2019			43,285
Paid during the six months ended June 30, 2019			87,184
June 30, 2019	July 15, 2019	0.18	42,461
Paid during the three months ended September 30, 2019			42,461
Paid during the nine months ended September 30, 2019			129,645

Q3 Financial Report	19	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

The following dividends were declared but not paid during the three months ended September 30, 2019:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
September 30, 2019	October 15, 2019	0.18	41,056
December 31, 2019	January 15, 2020	0.18	41,056
Declared and accrued as at September 30, 2019			82,112

8.	FINANCIAL INSTRUMENTS

The carrying amounts of the financial instruments are presented in the tables below and are classified according to the following categories:

	As at	As at
	September 30, 2020	December 31, 2019
	$	$
Financial assets
Fair value through profit or loss
Cash and cash equivalents	209,329	118,360
Investments	123,198	138,412
Other assets	14,007	14,507
Amortized cost
Client and trust funds on deposit	485,179	364,964
Accounts receivable	160,779	159,760
Other assets	83,216	28,863
Total financial assets	1,075,708	824,866

Financial liabilities
Fair value through profit or loss
Provisions for other liabilities	112,138	8,650
Amortized cost
Accounts payable and accrued liabilities	214,602	242,176
Provisions for other liabilities	15,303	24,486
Dividends payable	75,499	79,845
Client and trust funds payable	492,907	368,348
Long-term debt	1,962,398	1,604,494
Total financial liabilities	2,872,847	2,327,999

CI’s investments as at September 30, 2020 and December 31, 2019, include CI’s marketable securities, which are comprised of seed capital investments in CI’s mutual funds and strategic investments. Mutual fund securities are valued using the net asset value per unit of each fund, which represents the underlying net assets at fair values determined using closing market prices. CI’s mutual fund securities that are valued daily are classified as Level 1 in the fair value hierarchy. Mutual fund securities and

Q3 Financial Report	20	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

strategic investments that are valued less frequently are classified as Level 2 in the fair value hierarchy. CI’s investments as at September 30, 2020, also include securities owned, at market, consisting of money market, equity securities and bonds. Money market and equity securities are valued based on quoted prices and are classified as Level 1 in the fair value hierarchy. Bonds are valued using a market comparison technique to fair value these instruments using observable broker quotes and are classified as Level 2 in the fair value hierarchy. There have been no transfers between Level 1 and Level 2 during the period.

Investments consist of the following as at September 30, 2020:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	108,222	33,721	70,846	3,655
Securities owned, at market	14,976	14,976	—	—
Total investments	123,198	48,697	70,846	3,655

Investments consist of the following as at December 31, 2019:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	118,243	40,587	74,003	3,653
Securities owned, at market	20,169	20,169	—	—
Total investments	138,412	60,756	74,003	3,653

Included in other assets are long-term private equity strategic investments of $14,007 [December 31, 2019 – $14,507] valued using Level 3 inputs.

Included in provision for other liabilities, as at September 30, 2020, is contingent consideration of $104,554 and put option payable on non-controlling interest of $7,584 [December 31, 2019 – $7,573] carried at fair value and classified as Level 3 in the fair value hierarchy. Long-term debt as at September 30, 2020, includes debentures with a fair value of $2,040,174 [December 31, 2019 – $1,586,136], as determined by quoted market prices that have been classified as Level 2 in the fair value hierarchy.

9.	CAPITAL MANAGEMENT

CI’s objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations and meeting its long-term debt covenants. CI’s capital comprises shareholders’ equity and long-term debt (including the current portion of long-term debt).

CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. As at September 30, 2020, cash and cash equivalents of $21,579 [December 31, 2019 – $12,810] were required to be on hand for regulatory capital maintenance. Failure to maintain required regulatory capital by CI may result in fines, suspension or

Q3 Financial Report	21	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

revocation of registration by the relevant securities regulator. CI from time to time provides loans to its subsidiaries for operating purposes and may choose to subordinate these loans in favour of general creditors. The repayment of subordinated loans is subject to regulatory approval. As at September 30, 2020 and December 31, 2019, CI met its capital requirements.

CI’s capital consists of the following:

	As at	As at
	September 30, 2020	December 31, 2019
	$	$
Shareholders’ equity	1,522,163	1,493,988
Long-term debt	1,962,398	1,604,494
Total capital	3,484,561	3,098,482

10.	SEGMENTED INFORMATION

CI has two reportable segments: asset management and wealth management (formerly asset management and asset administration). These segments reflect CI’s current internal financial reporting, performance measurement and strategic priorities. Prior periods have been restated for comparative purposes.

The asset management segment includes the operating results and financial position of CI Investments, GSFM and Marret Asset Management Inc., which derive their revenues principally from the fees earned on the management of several families of mutual funds, segregated funds and exchange-traded funds. The operating results of CI Private Counsel LP are now included in the wealth management segment.

The wealth management segment includes the operating results and financial position of CI Private Counsel LP, the U.S. RIAs, WealthBar, CI Investment Services and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Q3 Financial Report	22	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

Segmented information as at and for the three-month period ended September 30, 2020 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	414,057	—	(3,623)	410,434
Administration fees	—	128,179	(41,406)	86,773
Other revenue	4,041	8,103	—	12,144
Total revenue	418,098	136,282	(45,029)	509,351

Selling, general and administrative	78,370	34,250	(3,811)	108,809
Trailer fees	135,264	—	(7,295)	127,969
Investment dealer fees	—	94,087	(33,823)	60,264
Deferred sales commissions	1,537	—	(100)	1,437
Amortization and depreciation	6,020	4,992	—	11,012
Other expenses	3,669	2,571	—	6,240
Total expenses	224,860	135,900	(45,029)	315,731

Income before income taxes and non-segmented items	193,238	382	—	193,620
Interest and lease finance				(17,285)
Provision for income taxes				(46,102)
Net income for the period				130,233

Q3 Financial Report	23	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

Segmented information for the three-month period ended September 30, 2019 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	451,823	—	(3,386)	448,437
Administration fees	—	115,034	(41,842)	73,192
Other revenue	(2,662)	9,619	—	6,957
Total revenue	449,161	124,653	(45,228)	528,586

Selling, general and administrative	94,496	33,456	(3,386)	124,566
Trailer fees	146,350	—	(7,227)	139,123
Investment dealer fees	—	86,150	(34,460)	51,690
Deferred sales commissions	2,783	—	(155)	2,628
Amortization and depreciation	5,421	2,744	—	8,165
Other expenses	1,821	605	—	2,426
Total expenses	250,871	122,955	(45,228)	328,598

Income before income taxes and non-segmented items	198,290	1,698	—	199,988
Interest				(13,812)
Provision for income taxes				(47,380)
Net income for the period				138,796

Q3 Financial Report	24	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

Segmented information as at and for the nine-month period ended September 30, 2020 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	1,230,433	—	(10,544)	1,219,889
Administration fees	—	362,114	(123,289)	238,825
Other revenue	(3,429)	28,801	—	25,372
Total revenue	1,227,004	390,915	(133,833)	1,484,086

Selling, general and administrative	242,697	100,791	(10,732)	332,756
Trailer fees	401,220	—	(21,195)	380,025
Investment dealer fees	—	267,845	(101,517)	166,328
Deferred sales commissions	6,514	—	(389)	6,125
Amortization and depreciation	18,045	11,600	—	29,645
Other expenses	16,117	4,902	—	21,019
Total expenses	684,593	385,138	(133,833)	935,898

Income before income taxes and non-segmented items	542,411	5,777	—	548,188
Interest and lease finance				(47,661)
Provision for income taxes				(130,636)
Net income for the period				369,891

Identifiable assets	513,891	1,022,915	—	1,536,806
Indefinite life intangibles
Goodwill	1,311,034	419,350	—	1,730,384
Fund contracts	1,776,706	—	—	1,776,706
Total assets	3,601,631	1,442,265	—	5,043,896

Q3 Financial Report	25	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

Segmented information for the nine-month period ended September 30, 2019 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	1,351,523	—	(9,683)	1,341,840
Administration fees	—	337,081	(122,747)	214,334
Other revenue	2,368	27,671	—	30,039
Total revenue	1,353,891	364,752	(132,430)	1,586,213

Selling, general and administrative	286,255	98,889	(9,683)	375,461
Trailer fees	437,606	—	(21,163)	416,443
Investment dealer fees	—	251,893	(101,027)	150,866
Deferred sales commissions	10,924	—	(557)	10,367
Amortization and depreciation	16,344	8,308	—	24,652
Other expenses	37,647	3,835	—	41,482
Total expenses	788,776	362,925	(132,430)	1,019,271

Income before income taxes and non-segmented items	565,115	1,827	—	566,942
Interest				(41,218)
Provision for income taxes				(135,454)
Net income for the period				390,270

As at December 31, 2019
Identifiable assets	463,377	593,199	—	1,056,576
Indefinite life intangibles
Goodwill	1,309,008	222,265	—	1,531,273
Fund contracts	1,779,957	—	—	1,779,957
Total assets	3,552,342	815,464	—	4,367,806

11.SELLING, GENERAL AND ADMINISTRATIVE

Included in selling, general and administrative expenses [“SG&A”] are salaries and benefits of $58,583 and $181,469 for the three and nine months ended September 30, 2020, respectively [three and nine months ended September 30, 2019 – $69,444 and $207,943, respectively]. Other SG&A of $50,226 and $151,287 for the three and nine months ended September 30, 2020, respectively, primarily includes marketing and information technology expenses as well as professional and regulatory fees [three and nine months ended September 30, 2019 – $55,122 and $167,518, respectively].

Q3 Financial Report	26	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

12. AMORTIZATION AND DEPRECIATION

The following table provides details of amortization and depreciation:

	3 months ended	9 months ended	3 months ended	9 months ended
	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2019
	$	$	$	$
Depreciation of capital assets	3,081	9,086	2,892	8,558
Depreciation of right-of-use assets	2,422	7,162	2,249	6,629
Amortization of intangibles	5,025	12,105	2,680	8,542
Amortization of debenture transaction costs	484	1,292	344	923
Total amortization and depreciation	11,012	29,645	8,165	24,652

13. UPDATE ON COVID-19

COVID-19, which has been recognized by the World Health Organization as a pandemic, has spread rapidly and extensively across the globe. Efforts by governments to control the further spread of COVID-19 have disrupted normal economic activity both domestically and globally. Uncertainty related to the extent, duration and severity of the pandemic has contributed to significant volatility in the financial markets, resulting in a decline in certain equity and commodity prices and lower interest rates and a corresponding decline in CI’s assets under management. In addition, CI may face declines in its assets under management as a result of client redemptions related to a variety of COVID-19 related factors including general market pessimism, poor fund performance, or clients’ needs for immediate cash.

CI is monitoring the impact of the pandemic and managing expenses accordingly. CI believes it is well positioned to meet its financial obligations and to support planned business operations throughout this pandemic. The extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic, is uncertain and will depend on future developments, which are unpredictable and rapidly evolving. Accordingly, there is a higher level of uncertainty with respect to management’s judgments and estimates.

14.    ACCOUNTING STANDARD AMENDMENT

IFRS 3 Business Combinations

Effective January 1, 2020, CI adopted prospectively, the amendment to IFRS 3, Business Combinations, which clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the interim condensed consolidated financial statements of CI, but may impact future periods should CI enter into additional business combinations.

Q3 Financial Report	27	September 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

15.    SUBSEQUENT EVENT

On November 5, 2020, CI announced that it had applied to list its common shares on the New York Stock Exchange (the "NYSE"). The listing on the NYSE will broaden CI's investor base and increase CI's corporate profile in the U.S. market. The listing will also allow CI to offer stock as part of the purchase price for future U.S. acquisitions. In connection with the intended listing on the NYSE, CI has filed a registration statement on Form 40-F (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC"). Any listing of CI’s common shares on the NYSE will be subject to the SEC declaring the Registration Statement effective, CI attaining the approval of the NYSE and the satisfaction of applicable listing and regulatory requirements, which all remain pending as of the date of these financial statements.

16.    COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the interim condensed consolidated financial statement presentation in the current year.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

Q3 Financial Report	28	September 30, 2020